

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2011

<u>Via E-mail</u>
Ms. Candace S. Cummings, Vice President-Administration and General Counsel
V. F. Corporation
105 Corporate Center Boulevard
Greensboro, North Carolina 27408

      Re: V.F. Corporation
              Form 10-K for Fiscal Year Ended January 1, 2011
              Filed March 2, 2011
              File No. 001-05256

Dear Ms. Cummings:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ David Link for

                  John Reynolds
                  Assistant Director